                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number: 1-13483

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 11-K / /Form 20-F /X/Form 10-Q / /Form N-SAR

                 For Period Ended: June 30, 2001
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

TOYMAX INTERNATIONAL, INC.
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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

125 East Bethpage Road
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City, State and Zip Code

Plainview, New York 11803
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to timely complete their financial statements to reflect changes in accounting pronouncements and needs the additional time, so that its financial statements will incorporate and appropriately reflect such changes. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 by the prescribed date of August 16, 2001 without causing undue hardship to the Company. As a result, management needs the additional period of five days to finalize its financial statements and allow sufficient time to file Form 10-Q for the quarter ended June 30, 2001. The registrant intends to file the Quarterly Report on or prior to the prescribed extended date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            William Johnson, Jr.             (516)            391-9898
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         TOYMAX INTERNATIONAL, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:   August 15, 2001                     By: /s/ William Johnson, Jr.
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                                                   William Johnson, Jr.
                                                   Chief Financial Officer


____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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